Exhibit 21.1

Legal Name	State of Incorporation

Crest Marine, LLC	Michigan

MasterCraft Boat Company, LLC	Delaware

MasterCraft Services, LLC	Tennessee

MasterCraft Parts Limited	The United Kingdom

MasterCraft International Sales Administration, Inc.	Delaware

Nautic Star, LLC	Mississippi

NS Transport, LLC	Mississippi